NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

One Nationwide Plaza

Columbus, Ohio 43215-2220

Overloan Lapse Protection Rider II

PLEASE READ THIS RIDER CAREFULLY

The Incontestability period of this Rider begins on the Coverage Start Date and will be different from that of the Policy if this Rider is issued after the Policy Date.

General Information Regarding this Rider

The Overloan Lapse Protection Rider II (“Rider”) is made part of the Policy to which it is attached on the Coverage Start Date.

To the extent any provisions contained in this Rider are contrary to or inconsistent with those of the Policy to which it is attached the provisions of this Rider will control the Policy accordingly. Terms not defined in this Rider have the meaning given to them in the Policy.

This Rider, upon invocation, prevents the Policy from lapsing due to Indebtedness by providing a guaranteed paid-up insurance benefit. There is no charge for this Rider unless it is invoked. This Rider has no Policy Value and no loan value.

Purpose

Upon invocation, this Rider provides lapse protection for policies with outstanding Indebtedness (and LTC Benefits, if applicable) by providing a guaranteed paid-up insurance benefit. Invocation of the Rider enables you to avoid the negative tax consequences associated with this Policy lapsing when the Policy Surrender Value is substantially depleted due to outstanding loans. Invocation of this Rider may result in tax consequences associated with the Rider charge and any required partial Surrenders. Consult a qualified tax advisor for more details.

Defined Terms used in this Rider

The following definitions apply to coverage under this Rider.

Coverage Start Date – The date coverage under this Rider commences. The Coverage Start Date will be the Policy Date unless this Rider is issued after the Policy is issued. If issued after the Policy Date, the Coverage Start Date will be stated in reissued Policy Specification Pages.

LTC Benefits – The total of any benefits paid under a long-term care rider as of the date this Rider is invoked.

Policy Surrender Value – Policy Surrender Value means the Net Surrender Value if the base Policy is a universal life insurance policy or Cash Surrender Value if the base Policy is a variable universal life insurance policy.

Policy Value – Policy Value means the Accumulated Value if the base Policy is a universal life insurance policy or Cash Value if the base Policy is a variable universal life insurance policy.

Rider Charge Rate – The percentage of the Policy Value taken as the charge for invoking this Rider. This rate varies by the elected life insurance qualification test (elected at the time of application and stated in the Policy Specification Pages) and by Attained Age of the Insured (or younger Insured if this Rider is attached to a survivorship policy) at the time this Rider is invoked.

Incontestability

After this Rider has been In Force during the lifetime of the Insured (in the case of a survivorship policy, the Surviving Insured) for two years from the Coverage Start Date or a reinstatement date, we will not contest it for any reason.

Misstatement of Age or Sex

If the age or sex of either Insured has been misstated, the charges and benefits of this Rider will be adjusted on the same basis as the death benefit under the Policy to which it is attached.

Reinstatement

This Rider can be reinstated on the same terms as the Policy to which it is attached.

Rider Charge

There is no charge or cost for this Rider unless the Policy Owner invokes it. Invocation of this Rider may result in tax consequences associated with the Rider charge. If this Rider is invoked, the one-time Rider charge is equal to (1) multiplied by (2), where:

1.	is the Policy Value; and

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2.	is the Rider Charge Rate stated in the Policy Specification Pages for the younger Insured’s Attained Age.

This one-time Rider charge may include a margin for overall expenses, profit, and for funding any required reserve associated with this Rider. The Rider Charge Rate may vary based upon the life insurance qualification test elected at the time of application and stated in the Policy Specification Pages.

The Rider Charge Rate is non-guaranteed and will be determined by us from time to time, based on our expectations as to future experience for factors such as mortality, persistency, expenses, including reinsurance expenses, investment, and taxes. However, it will never exceed the Guaranteed Maximum Overloan Lapse Protection Rider II Charge Rates stated in the Policy Specification Pages.

Any changes to the Rider Charge Rate will be on a uniform basis for Insureds with the same life insurance qualification test and the same combination of Attained Age whose policies have been In Force for the same length of time.

If the Policy Value, minus the sum of Indebtedness and LTC Benefits (if any), is not sufficient to cover the charge for this Rider, a loan repayment sufficient to cover the charge for this Rider will be required.

Invocation Requirements

You must submit a request to our Home Office on a form we provide directing us to invoke this Rider.

To invoke this Rider, the Policy must meet all of the following conditions:

1.	the Policy is In Force and has reached the fifteenth Policy Anniversary;

2.	the Insured (or younger Insured if this Rider is attached to a survivorship policy) must be at least Attained Age 65;

3.

the Policy is issued under either (a) the Cash Value Accumulation Test, or (b) the Guideline Premium/Cash Value Corridor Test of Section 7702 of the Internal Revenue Code, as amended. If the policy is issued under the Guideline Premium/Cash Value Corridor Test, all amounts required to be withdrawn so that the Policy continues to qualify as life insurance under Section 7702 of the Internal Revenue Code, as amended, must be taken as partial Surrenders; and

4.

the Policy has Indebtedness, and the Indebtedness plus LTC Benefits (if any) exceeds a specified percentage of the Policy Value, both before and after any required partial Surrenders or loan repayments are processed. This percentage is called the “Trigger Point” and varies by elected life insurance qualification test (elected at the time of application and stated in the Policy Specification Pages) and Attained Age of the Insured (or younger Insured if this Rider is attached to a survivorship policy). The Trigger Points are stated in the Policy Specification Pages.

We will notify you the first time the requirements for invoking this Rider are met at which time you may choose to invoke this Rider. If the Policy meets all of the above requirements and you do not choose to invoke the Rider, you still have the right to invoke the Rider at a later date as long you notify us in writing before the end of any grace period and the above requirements are met.

We will send you written notice at least thirty one days before the end of the Policy’s grace period that, if applicable, the benefit may be exercised. If you want to exercise the benefit, you must notify us in writing before the end of the grace period. If you receive written notice from us less than thirty one days before the end of the grace period, and you want to exercise the benefit, you must notify us in writing no less than thirty days after receiving the notice.

Test for 7702 Compliance

When the requirements for invoking this Rider have been met, and you elect to invoke this Rider, the death benefit will be adjusted in two steps in compliance with Section 7702 of the Internal Revenue Code, as amended:

1.

the death benefit option will be changed to Death Benefit Option 1 if it is not already Option 1. The base Policy Specified Amount, Total Specified Amount if the Additional Term Insurance Rider is elected and In Force, will not subsequently be adjusted to prevent the Net Amount At Risk from changing as a result of the death benefit option change; and

2.

if the base Policy Specified Amount, Total Specified Amount if the Additional Term Insurance Rider is elected and In Force, is greater than the lowest death benefit that will qualify this Policy as life insurance under Section 7702 of the Internal Revenue Code, as amended, the base Policy Specified Amount, Total Specified Amount if the Additional Term Insurance Rider is elected and In Force, will be reduced to equal the lowest death benefit that will qualify this Policy as life insurance immediately after the charge for this Rider is taken.

If this adjusted amount is not compliant with our interpretation of Section 7702 of the Internal Revenue Code, as amended, you will not be allowed to invoke this Rider.

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Operation of the Policy upon Invoking the Rider

After the charge for this Rider is taken from the Policy Value as described in the Rider Charge section, and the death benefit is adjusted as described in the Test for 7702 Compliance section, the following will occur:

1.	any outstanding Alternative Policy Loan, if applicable, will be changed to a Declared Rate Policy Loan;

2.	the Indebtedness will continue to grow at the Policy’s loan interest charged rate, but not to exceed the guaranteed maximum policy loan interest charged rate stated in the Policy Specification Pages;

3.

the Policy’s loan account, if any, will continue to grow at the Policy’s loan interest credited rate, but not less than the guaranteed minimum policy loan interest credited rate stated in the Policy Specification Pages;

4.

if the Policy offers investment options other than fixed interest crediting, then the remaining Policy Value, minus any Policy loan account, will be transferred to the Fixed Account (in some policies, this is referred to as the Fixed Interest Strategy) without regard to any otherwise applicable restrictions, and no subsequent transfers will be permitted. All Policy Value in Index Segments, if any, will be transferred to the Fixed Interest Strategy, and Index Segments will be terminated. Only Policy Value in Index Segments with Index Segment Maturity Dates that coincide with the date Policy Value is transferred to the Fixed Interest Strategy will receive Index Segment Interest.

5.

while the Policy is being kept In Force by this Rider, the Policy Value in the Fixed Account or Fixed Interest Strategy will be credited interest at a rate not less than the applicable guaranteed minimum interest crediting rate stated in the Policy Specification Pages. However, if interest charged on Indebtedness is higher than interest credited to the Policy loan account and/or the Fixed Account or Fixed Interest Strategy, the Net Surrender Value may become negative. On any day when the Policy Value of the Fixed Account or Fixed Interest Strategy is less than or equal to zero, we will credit interest to that account at a zero percent interest rate;

6.	no monthly deductions or other charges will be taken from the Policy Value;

7.	no further loans or partial Surrenders may be taken (with the exception of a any partial Surrender required to invoke this Rider);

8.	no further Premium payments or loan repayments will be allowed (with the exception of a loan repayment required to pay the one-time charge for this Rider);

9.	the death benefit and Death Benefit Proceeds will continue to be defined as outlined in the Policy; and

10.	the Policy Owner will be notified of the changes to the Policy.

The Policy will be guaranteed and placed in paid-up status.

Effect on Other Riders

Invoking this Rider will affect other riders and Policy provisions.

Riders

Upon invocation of this Rider, all elected riders will terminate, with the exception of the Additional Term Insurance Rider, if applicable.

Termination

This Rider terminates on the date the Policy terminates.

Secretary	President

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